Exhibit 99.1

For immediate release
July 13, 2006

Petro-Canada Declines to Increase its Bid for Canada Southern

Petro-Canada (TSX: PCA, NYSE: PCZ) Calgary, Alberta - Petro-Canada, through its wholly owned subsidiary Nosara Holdings Ltd. (Nosara), today announced it has no intention to increase its bid for Canada Southern Petroleum Ltd. (Canada Southern) and will let its current bid expire on July 27, 2006.

“We had a range of values for these assets. Going any further would exceed that threshold and not represent value to us,” said Kathy Sendall, senior vice-president of Petro-Canada’s North American Natural Gas business. “This was always just an option play for us. Our best offer is on the table. We will not increase this offer and we will let our existing bid expire on July 27, 2006. With the carried interest still in place, the value of this asset to us is significantly diminished so we will direct our resources to other long life opportunities in our portfolio.”

Petro-Canada is one of Canada’s largest oil and gas companies, operating in both the upstream and downstream sectors of the industry in Canada and internationally. The Company creates value by responsibly developing energy resources and providing world class petroleum products and services. Petro-Canada’s common shares trade on the Toronto Stock Exchange under the symbol PCA and on the New York Stock Exchange under the symbol PCZ.

This press release is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any securities of Canada Southern. Any offers to purchase or solicitation of offers to sell will be made only pursuant to the tender offer statement (including the offer to purchase, the letter of transmittal and other offer documents) which was initially filed with the SEC on May 15, 2006. Canada Southern stockholders are advised to read these documents and any other documents relating to the tender offer that are filed with the SEC carefully and in their entirety because they contain important information. Canada Southern stockholders may obtain copies of these documents for free at the SEC's website at www.sec.gov or by calling Kingsdale Shareholder Services Inc., the Information Agent for the offer, at 1-866-639-8089.

For more information please contact:

Media & general inquiries:	Investor and analyst inquiries:
Michelle Harries	Gord Ritchie
Corporate Communications	Investor Relations
Petro-Canada (Calgary)	Petro-Canada (Calgary)
Tel: (403) 296-3648	Tel: (403) 296-7691
Cell: (403) 608-4766	Cell: (403) 870-7374

Pam Tisdale
Investor Relations
Petro-Canada (Calgary)
Tel: (403) 296-4423
Cell: (403) 606-3982